Exhibit 99.3

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

INTERXION HOLDING N.V.

February 27, 2020

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at www.interxion.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033330030300300000 7 022720

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE FOLLOWING PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Said attorneys and proxies, or their substitutes, at said meeting, or any adjournments thereof, may exercise all of the powers hereby given. Any proxy heretofore given is hereby revoked.

Receipt is acknowledged of the Notice of Extraordinary General Meeting and the Proxy Statement accompanying such Notice.

Each of the capitalized terms herein has the meaning given to it in the Purchase Agreement, dated as of October 29, 2019, between InterXion Holding N.V. (the "Company"), Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.) and Digital Realty Trust, Inc.

Proposal	FOR	AGAINST	ABSTAIN
1. To approve the Legal Merger in accordance with the Legal Merger Proposal;	☐	☐	☐
2. To approve the Legal Demerger in accordance with the Legal Demerger Proposal;	☐	☐	☐
3. To approve (A) the Asset Sale and (B) the Post-Demerger Share Sale;	☐	☐	☐
4. To approve (A) the dissolution of the Company, (B) the appointment of Stichting Vereffening InterXion (a foundation under Dutch law) as liquidator of the Company and approval of reimbursement of the Liquidator's reasonable salary and costs, and (C) the appointment of Intrepid Midco B.V., an affiliate of Buyer, as the custodian of the books and records of the Company in accordance with Section 2:24 of the Dutch Civil Code;	☐	☐	☐
5. To grant full and final discharge to each member of the Company's Board for their acts of management or supervision, as applicable, up to the date of the Extraordinary General Meeting;	☐	☐	☐
6. To approve the proposed conversion into a private company with limited liability (een besloten vennootschap met beperkte aansprakelijkheid) and amendment of the articles of association of the Company as set forth in Annex C of the proxy statement and to authorize each lawyer, paralegal and (prospective) civil law notary at De Brauw Blackstone Westbroek N.V. in Amsterdam, to execute the deed of conversion and amendment of the articles of association of the Company; and	☐	☐	☐
7. To appoint the following nominees: (i) Jeff Tapley as executive director, and (ii) Andrew P. Power, (iii) Gregory S. Wright and (iv) Joshua A. Mills, as non-executive members of the Company's Board to replace the resigning directors of the Company's Board.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

INTERXION HOLDING N.V. PROXY CARD Extraordinary General Meeting of Shareholders February 27, 2020 (Solicited on Behalf of the Board of Directors) The undersigned shareholder of InterXion Holding N.V. hereby constitutes and appoints each of David C. Ruberg and Tjeerd Wassenaar as the attorney and proxy of the undersigned, with full power of substitution and revocation, to vote for and in the name, place and stead of the undersigned at the Extraordinary General Meeting of InterXion Holding N.V. to be held at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands, on Thursday, February 27, 2020 beginning at 10:00 CET, and at any adjournments thereof, the number of votes the undersigned would be entitled (Continued to cast and if to present. be signed on the reverse side) 1.1 14475